Exhibit 99.1

ITURAN PRESENTS THIRD QUARTER 2025 RESULTS

Record revenue of $92.3 million and added 40,000 net new subscribers in the quarter;

AZOUR, Israel – November 18, 2025. Ituran Location and Control Ltd. (NASDAQ: ITRN) today announced its consolidated financial results for the third quarter, ended September 30, 2025.

Highlights of the Third Quarter of 2025
•	Added 40,000 net subscribers in the quarter.
•	Revenue of $92.3 million, an 11% increase year-over-year.
•	Net income increased to $14.6 million, a 7% increase year-over-year.
•	EBITDA totaled $24.6 million, a 6% increase year-over-year.
•	The Board declared a quarterly dividend of $10.0 million, or $0.50 per share.

Management Comment

Eyal Sheratzky, Co-CEO of Ituran said, “The third quarter marked a strong quarter for Ituran, in particular, we showed strong subscription revenue growth. Ituran’s overall subscriber growth is being driven by our long-term efforts and success in bringing customers new value-adding telematics and connected-car products and services, as well as adding additional OEM partners to our growing roster.”

Continued Mr. Sheratzky, “I am excited that during the quarter, following its success in Brazil, we have launched operations for IturanMOB in the United States. IturanMOB is our unique smart-mobility solution enabling remote vehicle access, real-time telematics and efficient fleet management for shared-mobility and rental-fleet application. We believe this creates an additional long term growth engine for Ituran with a large untapped addressable market alongside our core telematics and subscriber-based businesses.”

Concluded Mr. Sheratzky, “In celebration of 20 years as a public company and 30 years as a Company, we look forward to opening the Nasdaq market on November 25 and we thank both the Nasdaq as well as our shareholders for their long-term support of our business.”

Third Quarter 2025 Results

Revenues for the quarter were $92.3 million, an increase of 11% compared with $83.5 million in the third quarter of 2024. 73% of revenues were from location-based service subscription fees and 27% were from product revenues.

Revenues from subscription fees for the quarter were $67.6 million, an increase of 13% year-over-year. The subscriber base grew to 2,588,000 by the end of September 2025, marking a quarterly increase of 40,000 and a year-over-year increase of 219,000.

Product revenues for the quarter were $24.7 million, an increase of 4% year-over-year.

Gross profit for the quarter was $46.4 million (50.3% of revenues), a 16% increase compared with $40.2 million (48.1% of revenues) in the third quarter of 2024.

Gross margin on subscription revenues was 60.1%, compared to 58.8% last year. Gross margin on product revenues was 23.6%, compared to 21.5% last year. The variance in the product gross margin between quarters reflects changes in the mix of products sold in the quarter.

Operating income for the quarter was $19.6 million (21.3% of revenues), a 7% increase compared with $18.4 million (22.0% of revenues) in the third quarter of 2024.

EBITDA for the quarter was $24.6 million (26.7% of revenues), a 6% increase compared with $23.3 million (27.9% of revenues) in the third quarter of 2024.

Net income for the quarter was $14.6 million (15.9% of revenues), or $0.74 per diluted share, an increase of 7% compared to $13.7 million (16.4% of revenues), or $0.69 per diluted share, in the third quarter of 2024.

Cash flow from operations for the quarter was $21.3 million.

On the balance sheet, as of September 30, 2025, the Company had net cash, including marketable securities, of $93.1 million, compared with $77.3 million at year-end 2024.

Dividend

The Board of Directors declared a dividend of $10.0 million for the quarter. The current dividend takes into account the Company’s continuing strong profitability, ongoing positive cash flow, and strong balance sheet.

Buy Back

During the quarter, Ituran purchased $1.5 million in shares under its Buy Back program. There remains approximately $5.2 million available under the buy-back program.

Conference Call Information

The Company will be hosting a video conference call via the Zoom platform later today, Tuesday, November 18, 2025 at 9am Eastern Time and 4pm Israel time.

On the call, management will review and discuss the results and will be available to answer investor questions.

To participate in the Zoom call, please register at the following link:
 https://us06web.zoom.us/webinar/register/WN_v7fBVdwwT-KnDOQ7OfgoBA

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website.

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors, as well as other factors.

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security for the retail, insurance, financing industries and car manufacturers. Ituran is the largest OEM telematics provider in Latin America. Its products and applications are used by customers in over 20 countries. Ituran is also the founder of the Tel-Aviv based DRIVE startup incubator to promote the development of smart mobility technology.

Ituran's subscriber base has been growing significantly since the Company's inception to over 2.5 million subscribers using its location-based services with a market leading position in Israel and Latin America. Established in 1995, Ituran has approximately 2,800 employees worldwide, with offices in Israel, Brazil, Argentina, Mexico, Ecuador, Columbia, India, Canada and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact Udi Mizrahi udi_m@ituran.com Deputy CEO & VP Finance, Ituran (Israel) +972 3 557 1348	International Investor Relations Ehud Helft ituran@ekgir.com EK Global Investor Relations (US) +1 212 378 8040

ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Financial Statements
as of September 30, 2025

ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Financial Statements
as of September 30, 2025

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	US dollars
	September 30,	December 31,
(In thousands)	2025	2024
	(unaudited)
Current assets
Cash and cash equivalents	93,072	77,357
Investments in marketable securities	2	10
Accounts receivable (net of provision for credit loss)	62,059	47,688
Other current assets	49,396	46,067
Inventories	25,672	23,434
	230,201	194,556

Long-term investments and other assets
Investments in affiliated companies	494	519
Investments in other companies	1,833	1,491
Other non-current assets	5,290	5,853
Deferred income taxes	14,828	12,273
Funds in respect of employee rights upon retirement	26,495	21,823
	48,940	41,959

Property and equipment, net	39,970	33,080

Operating lease right-of-use assets, net	8,323	8,947

Intangible assets, net	8,932	9,011

Goodwill	39,690	39,325

Total assets	376,056	326,878
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ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (cont.)

	US dollars
	September 30,	December 31,
(In thousands)	2025	2024
	(unaudited)
Current liabilities
Credit from banking institutions	-	114
Accounts payable	20,380	18,847
Deferred revenues	26,620	22,857
Other current liabilities	55,398	45,904
	102,398	87,722

Long-term liabilities
Deferred income taxes	520	418
Liability for employee rights upon retirement	32,754	27,593
Deferred revenues	14,637	12,231
Operating lease liabilities, non-current	4,852	5,562
Other non-current liabilities	2,385	2,095
	55,148	47,899

Stockholders' equity	211,997	185,227
Non-controlling interests	6,513	6,030
Total equity	218,510	191,257

Total liabilities and equity	376,056	326,878
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ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	US dollars
	Nine months period ended September 30,		Three months period ended September 30,
(in thousands, except earnings per share)	2025	2024	2025	2024
	(unaudited)		(unaudited)
Revenues:

Telematics services	193,486	180,943	67,550	59,591
Telematics products	72,040	72,431	24,728	23,888
	265,526	253,374	92,278	83,479
Cost of revenues:

Telematics services	79,684	75,320	26,950	24,574
Telematics products	54,477	58,550	18,903	18,748
	134,161	133,870	45,853	43,322

Gross profit	131,365	119,504	46,425	40,157
Research and development expenses	15,654	13,607	5,734	4,490
Selling and marketing expenses	13,491	11,291	4,857	4,019
General and administrative expenses	45,586	41,571	16,217	13,264
Other expenses (income), net	18	(99)	(9)	24
Operating income	56,616	53,134	19,626	18,360
Financing income (expenses), net	(1,122)	165	(340)	34
Income before income tax	55,494	53,299	19,286	18,394
Income tax expenses	(11,221)	(11,234)	(3,892)	(4,029)
Share in losses of affiliated companies, net	(31)	(301)	(13)	(179)
Net income for the period	44,242	41,764	15,381	14,186
Less: net income attributable to non-controlling interest	(1,552)	(1,948)	(736)	(533)
Net income attributable to the company	42,690	39,816	14,645	13,653

Basic and diluted earnings per share attributable to company's stockholders	2.15	2.00	0.74	0.69

Basic and diluted weighted average number of shares outstanding	19,892	19,894	19,889	19,894
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ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars
	Nine months period ended September 30,		Three months period ended September 30,
(in thousands)	2025	2024	2025	2024
	(unaudited)		(unaudited)
Cash flows from operating activities
Net income for the period	44,242	41,764	15,381	14,186
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	14,240	15,586	5,010	4,935
Loss in respect of trading marketable securities and other investments	8	85	-	50
Increase in liability for employee rights upon retirement	2,134	2,245	512	565
Share in losses of affiliated companies, net	31	301	13	179
Deferred income taxes	(891)	(1,340)	(504)	(104)
Capital loss on sale of property and equipment, net	99	14	10	109
Decrease (increase) in accounts receivable	(8,458)	(4,792)	(767)	1,752
Decrease (increase) in other current and non-current assets	6,203	(5,328)	1,403	(957)
Decrease (increase) in inventories	(911)	2,591	(853)	1,062
Decrease in accounts payable	(812)	(2,382)	(688)	(4,198)
Increase (decrease) in deferred revenues	2,315	186	961	(186)
Increase (decrease) in other current and non-current liabilities	1,028	2,645	865	(158)
Net cash provided by operating activities	59,228	51,575	21,343	17,235

Cash flows from investment activities
Increase in funds in respect of employee rights upon retirement, net of withdrawals	(2,322)	(2,337)	(1,470)	(822)
Capital expenditures	(17,169)	(9,144)	(5,295)	(2,835)
Return from (investments in) affiliated and other companies, net	(49)	(2)	61	(59)
Repayment of (Investment in) long-term deposit	35	(81)	58	(104)
Proceeds from sale of property and equipment	564	389	110	96
Net cash used in investment activities	(18,941)	(11,175)	(6,536)	(3,724)

Cash flows from financing activities
Short term credit from banking institutions	(114)	(384)	-	(53)
Acquisition of company shares	(1,475)	-	(1,475)	-
Dividend paid	(27,652)	(20,291)	(9,947)	(7,758)
Dividend paid to non-controlling interests	(1,677)	(3,261)	-	(1,631)
Net cash used in financing activities	(30,918)	(23,936)	(11,442)	(9,442)
Effect of exchange rate changes on cash and cash equivalents	6,346	(2,433)	952	186
Net change in cash and cash equivalents	15,715	14,031	4,337	4,255
Balance of cash and cash equivalents at beginning of period	77,357	53,434	88,735	63,210
Balance of cash and cash equivalents at end of period	93,072	67,465	93,072	67,465

Supplementary information on financing activities not involving cash flows:

In August 2025, the Company declared a dividend in an amount of US$10 million. The dividend was paid in October 2025.

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